SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                  SCHEDULE 13D

                               Amendment Number 5

                   Under the Securities Exchange Act of 1934

                                 Worldtex, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                   981907108
                                 (CUSIP Number)

                                Arthur Goetchius
         350 Park Avenue, 11th Fl., New York, NY 10022 (212) 755-9000
                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 April 6, 1998
            (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



					Page 1 of 20 pages


                                     13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            EGS Associates, L.P.
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               359,747
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              359,747
______________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                              359,747
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.49%
______________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
______________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 2 of 20 pages


                               13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               EGS Partners, L.L.C.
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                   OO
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                Delaware
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                             -0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                             976,951
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             985,154
_______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             985,154
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             6.82%
______________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                             IA
______________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 3 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Bev Partners, L.P.
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								133,998
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								133,998
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								133,998
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								.93%
______________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 4 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
			Jonas Partners, L.P.
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					Delaware
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								16,500
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								16,500
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								16,500
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								.11%
______________________________________________________________________
	(14)  TYPE OF REPORTING PERSON **
								PN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 5 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William Ehrman
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      			AF	OO	PF
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES      __________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,511,599
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,511,599
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.48%
______________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 6 of 20 page


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederic Greenberg
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
					AF	OO
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES     ___________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,495,399
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,495,399
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.36%
______________________________________________________________________
	(14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 7 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Frederick Ketcher
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO	PF
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								10,800
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								10,800
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,495,399
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,506,199
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.44%
______________________________________________________________________
	(14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 8 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					Jonas Gerstl
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,495,399
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,495,399
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.36%
______________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 9 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					James McLaren
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,495,399
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,495,399
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.36%
______________________________________________________________________
	(14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 10 of 20 pages


						13D
CUSIP No. 981907108
______________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William D. Lautman
______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [X]
______________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	OO
______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
______________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
								1,487,196
OWNED BY       _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								1,495,399
______________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								1,495,399
______________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								10.36%
______________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
______________________________________________________________________
			** SEE INSTRUCTIONS BEFORE FILLING OUT!

					Page 11 of 20 pages


	The Schedule 13D (the "Schedule 13D"), initially filed on November 26, 1996, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, (ix) James McLaren, and (x) William D. Lautman relating to the common stock, $.01 par value (the "Common Stock") issued by Worldtex, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 5 as follows:

Item 2 is hereby amended and restated in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
_________________________________

	(a)	This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (ix) James McLaren and (x) William Lautman with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

	The general partners of EGS Associates, Bev Partners, and Jonas Partners, and the members of EGS Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and (x) William Lautman (collectively, the "General Partners").

	(b)	The address of the principal business and principal office of (i)
EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and each of the General Partners is 350 Park Avenue, 11th Floor, New York, New York 10022 and
(ii) EGS Overseas is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.




					Page 12 of 20 pages


	(c)	The principal business of each of EGS Associates, Bev Partners, and Jonas Partners is that of a private investment partnership or fund engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners, and Jonas Partners, as members of EGS Partners, and as Managing Directors of EGS Securities Corp.

	(d)	None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

	(f)	Each of the individuals referred to in paragraph (a) above is a
United States citizen. EGS Associates, Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
___________________________________________________________

	The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners is approximately $2,456,374, $6,759,866, $14,100, $891,444, and
$80,393, respectively.

	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $61,575.

	The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by members of Mr. Ehrman's immediate family (including his brother and his brother's wife) is approximately $94,375.

	Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.

	The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) were purchased with personal funds.
					Page 13 of 20 pages


	The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities L.L.C. and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman's immediate family (including his brother and his brother's wife) are held in accounts maintained at NationsBanc Montgomery. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
______________________________________________

	(a)	The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 14,428,671 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 6, 1998, as reflected in the company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the period ended December 31, 1997 (which is the most recent Form 10-K on file).

	As of the close of business on March 7, 1998:

		(i)	EGS Associates owns beneficially 359,747 shares of
                  Common Stock, constituting approximately 2.49% of the shares outstanding.

		(ii)	EGS Partners owns directly no shares of Common Stock.
                  By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the
                  "Act"), EGS Partners may be deemed to own beneficially 983,154 shares, constituting approximately 6.81% of the shares outstanding, purchased for discretionary accounts managed by it other than EGS Overseas, and 2,000 shares of Common Stock purchased for EGS
                  Overseas (constituting approximately .01% of the shares outstanding), which, when aggregated, total
                  985,154 shares of Common Stock, constituting approximately 6.82% of the shares outstanding.

		(iii)	Bev Partners owns beneficially 133,998 shares of
                  Common Stock, constituting less than 1% of the shares outstanding.

		(iv)	Jonas Partners owns 16,500 shares of Common Stock,
                  constituting less than 1% of the shares outstanding.



					Page 14 of 20 page


		(v)	Mr. Ehrman owns beneficially through ownership by
                  members of his immediate family (including his brother and his brother's wife), 16,200 shares of Common
                  Stock, constituting less than 1% of the shares outstanding.

		(vi)	Mr. Ketcher owns beneficially through ownership by
                  himself 10,800 shares of Common Stock, constituting less than 1% of the shares outstanding.

		(vi)	Messrs. Gerstl, Greenberg, McLaren and Lautman own
                  directly no shares of Common Stock.

		By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 359,747 shares beneficially owned by EGS Associates, the 985,154 shares beneficially owned by EGS Partners, the 133,998 shares beneficially owned by Bev Partners, and the 16,500 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,495,399 shares of Common Stock, constituting approximately 10.36% of the shares outstanding.

		(vii)	In the aggregate, the Reporting Persons beneficially
                  own a total of 1,522,399 shares of Common Stock, constituting approximately 10.55% of the shares outstanding.

		(b)	(i)	Each of EGS Associates, EGS Partners, (with respect to
shares held by EGS Overseas and other discretionary accounts), Bev Partners, and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 8,203 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners.  Each of EGS Overseas and the
discretionary accounts is a party to an investment management agreement with
EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

			(ii)	Mr. Ehrman has no power to vote and shared power to
dispose of shares owned by his immediate family (including his brother and his brother's wife) and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

		(c)	The trading dates, number of shares of Common Stock
purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to April 6, 1998 until April 7, 1998 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, and Bev Partners are set forth in Schedules A, B, C, and D, respectively, and were all effected on the New York Stock Exchange. During such period, Jonas Partners, and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

		(d)	No person other than each respective record owner of shares
of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

					Page 15 of 20 page


						SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ________________________	____________________________________
                                    William Ehrman, individually and as
                                    general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS,
                                    L.P.,  JONAS PARTNERS, L.P., and as
                                    a member  of EGS PARTNERS, L.L.C.

						____________________________________
                                    William Ehrman as Attorney-in-Fact
                                    for Frederic Greenberg, individually
                                    and as general partner of each of
                                    EGS ASSOCIATES, L.P., BEV PARTNERS,
                                    L.P., JONAS PARTNERS, L.P. and as a
                                    member of    EGS PARTNERS, L.L.C.

						____________________________________
                                    William Ehrman as Attorney-in-Fact
                                    for Frederick Ketcher, individually
                                    and as general partner of each of
                                    EGS ASSOCIATES, L.P., BEV PARTNERS,
                                    L.P., JONAS PARTNERS, L.P. and as a
                                    member of EGS PARTNERS, L.L.C.

                                    ____________________________________
                                    William Ehrman, as Attorney-in-Fact
                                    for Jonas Gerstl, individually and
                                    as general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                    JONAS PARTNERS, L.P. and as a member
                                    of EGS PARTNERS, L.L.C.

						____________________________________
                                    James McLaren, individually and as
                                    general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS,
                                    L.P., JONAS PARTNERS, L.P. and as a
                                    member of    EGS PARTNERS, L.L.C.

						____________________________________
                                    William D. Lautman, individually and
                                    as general partner of each of EGS
                                    ASSOCIATES, L.P., BEV PARTNERS,
                                    L.P., JONAS PARTNERS, L.P. and as a
                                    member of EGS PARTNERS, L.L.C.






					Page 16 of 20 pages


                              Schedule A

                         EGS Associates, L.P.

                   Transactions in the Common Stock

								Price Per Share
Date of		Number of				(including
Transaction		Shares Purchased/(Sold)		Commissions, if any)
______________________________________________________________________

2/24/98		 4,308					$7.25
3/11/98		13,260					$7.05
3/31/98		 3,000					$7.69
4/2/98		   100					$7.94
4/6/98		 2,000					$8.17
4/7/98		 4,000					$8.07







































					Page 17 of 20 pages


                              Schedule B

                          EGS Partners, L.P.
                       (excluding EGS Overseas)
                    Transactions in the Common Stock

								Price Per Share
Date of		Number of				(including
Transaction		Shares Purchased/(Sold)		Commissions, if any)
______________________________________________________________________


2/9/98			 1,900				$7.56
2/10/98			 3,000				$7.56
2/12/98			 3,000				$7.50
2/13/98			 3,000				$7.39
2/17/98			 4,000				$7.31
2/18/98			 5,000				$7.06
2/23/98			 5,000				$7.22
2/24/98			    60				$7.25
2/27/98			 2,000				$7.79
3/1/98			 5,000				$7.75
3/4/98			   600				$8.06
3/11/98			39,700				$7.05
3/26/98			 5,000				$7.56





























					Page 18 of 20 pages


                             Schedule C

                       EGS Overseas Fund Limited
                  Transactions in the Common Stock

								Price Per Share
Date of		Number of				(including
Transaction		Shares Purchased/(Sold)		Commissions, if any)
______________________________________________________________________


3/11/98			 2,000				$7.05











































					Page 19 of 20 pages


                             Schedule D

                        Bev Partners, L.P.

                  Transactions in the Common Stock

								Price Per Share
Date of		Number of				(including
Transaction		Shares Purchased/(Sold)		Commissions, if any)
______________________________________________________________________

2/5/98			4,000					$7.62
2/6/98			2,000					$7.62
2/24/98			1,632					$7.25
3/11/98			5,040					$7.05









































					Page 20 of 20 pages


(..continued)